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                                   EXHIBIT 20



                     ALBERT F. BARBER, STUART ENTERTAINMENT
                                  CHAIRMAN AND
                        CHIEF EXECUTIVE OFFICER RESIGNS

         COUNCIL BLUFFS, Iowa, September 30, 1998 - Stuart Entertainment, Inc. d/b/a Bingo King (Nasdaq: STUA), announced today that Albert F. Barber, Chairman of the Board of Directors and Chief Executive Officer, will resign effective Friday, October 2, 1998 for personal and family reasons. Mr. Barber will be replaced by Joseph M. Valandra, formerly Vice President of Grand Casinos, Inc. (NYSE:GND).

         Mr. Barber will provide Mr. Valandra with transitional support to enable Stuart to continue its aggressive repositioning in the bingo industry. Mr. Barber said "It's been a challenging but exciting period at Stuart. The relationships I have established both within the Company and with its distributors and others in the gaming business have been terrific. I'm sure that Joe will continue to aggressively advance Stuart, especially in the transition of bingo to the electronic era."

         Mr. Valandra stated "I look forward to working with Stuart's employees, customers and suppliers to meet the exciting new opportunities and challenges that lie ahead. As the market leader in North America, Stuart has many strengths upon which to build."

         Stuart Entertainment, Inc. is the world's largest manufacturer of bingo paper, pulltab tickets and related gaming equipment and supplies, with locations in the United States, Canada and Mexico. Its subsidiaries include Bazaar & Novelty, Canada's largest supplier of bingo paper and related supplies, Video King, a major supplier of electronic gaming systems, located in Littleton, Colorado and Trade Products, a leader in pulltab production, located in Lynnwood, Washington.